UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

PECO II, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

705221 10 9

(CUSIP Number)

Delta Products Corporation

4405 Cushing Parkway

Fremont, CA 94538

Attention: M.S. Huang

Telephone: (510) 668-5100

Copies to:

Aaron J. Alter, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705221 10 9

1.	Name of Reporting Person. SS or I.R.S. Identification No. of above person. Delta Products Corporation I.R.S. Identification No. 95-28430706
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power N/A 8. Shared Voting Power 5,377,557 shares of Common Stock (a) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,377,557 shares of Common Stock (a)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 24.90% (a)
14.	Type of Reporting Person CO

(a)	The 5,377,557 shares of PECO II. Inc. (“PECO”) Common Stock are subject to voting agreements entered into between Delta Products Corporation and certain stockholders of PECO (referred to as the PECO Support Agreements and discussed in Items 3 and 4 below). Delta expressly disclaims beneficial ownership of any of the shares of PECO Common Stock covered by the voting agreements. Based on the number of shares of PECO Common Stock outstanding as of October 12, 2005, the number of shares of PECO Common Stock covered by the voting agreements represents approximately 24.90% of the outstanding shares of PECO Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value per share, of PECO II, Inc., an Ohio Corporation (“PECO” or “Issuer”). The principal executive offices of PECO are located at 1376 State Route 598, Galion, Ohio.

Item 2. Identity and Background

(a)	The name of the corporation filing this Statement is Delta Products Corporation, a California Corporation (“Delta”).

(b)	The address of the principal business and principal executive office for Delta is 4405 Cushing Parkway, Fremont, CA 94538.

(c)	The principal business of Delta is the manufacture, supply and distribution of telecommunications power system products.

Set forth on Schedule A hereto is (i) the name and citizenship of each of the executive officers and directors of Delta, (ii) the business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)	During the last five years, neither Delta, nor, to the best of Delta’s knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Delta, nor, to the best of Delta’s knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Asset Purchase Agreement, dated as of October 13, 2005 (the “Asset Purchase Agreement”), by and between PECO and Delta, and subject to the conditions set forth therein, (x) Delta will sell to PECO certain of its business assets and (y) Delta Electronics, Inc. (“DEI”, an affiliate of Delta) shall grant to PECO certain exclusive rights under a related Supply Agreement to be entered into at Closing (as defined in the Asset Purchase Agreement) between DEI and PECO (the “Supply Agreement”) in exchange for (i) 4,740,375 shares of PECO Common Stock (the “Shares”), (ii) a warrant to purchase, when aggregated with the Shares, up to forty-five percent (45%) of PECO’s issued and outstanding stock at an exercise price of $2.00 per share, with a term of thirty (30) months, a copy of which is attached as Exhibit 1 to this Statement (the “Warrant”), and (iii) the assumption by PECO of certain liabilities, as described in the Asset Purchase Agreement. The Shares and the shares of PECO Common Stock issuable upon exercise of the Warrant will have registration rights, as provided in the form of Registration Rights Agreement to be entered into between Peco and Delta at the Closing (as defined in the Asset Purchase Agreement), a copy of which is attached as Exhibit 2 to this Statement (the “Registration Rights Agreement”).

As a condition and inducement for Delta to enter into the Asset Purchase Agreement and in consideration thereof, certain stockholders of PECO entered into individual voting agreements with Delta (collectively the “PECO Support Agreements”) whereby each such stockholder (collectively, the “PECO Support Agreement Stockholders”) agreed, severally and not jointly, to vote all of the shares of PECO Common Stock beneficially owned by such PECO Support Agreement Stockholder at any PECO stockholders meeting or by any consensual action (i) in favor of the issuance of the Shares and the Warrant pursuant to the Asset Purchase Agreement, (ii) in favor of the Opt-Out Proposal (as defined in the Asset Purchase Agreement and discussed in Item 4(g) below), (iii) in favor of the other transactions contemplated by the Asset purchase Agreement and in favor of any other matter that could reasonably be expected to facilitate consummation of the transactions contemplated by the Asset Purchase Agreement, (iv) against any change in a majority of the members of the Board of Directors of PECO, and (v) against any Adverse Transaction (as defined in the form of PECO Support Agreement). Delta did not pay any consideration to any PECO Support Agreement Stockholder in connection with the execution and delivery of the PECO Support Agreements.

References to, and descriptions of, the Asset Purchase Agreement and the Supply Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement and the Supply Agreement (attached as Exhibit A to the Asset Purchase Agreement) included as Exhibit 2.1 to the Form 8-K filed by PECO on October 19, 2005, which are incorporated by reference herein in their entirety where such references and descriptions appear.

References to, and descriptions of, the Warrant, the Registration Rights Agreement and the PECO Support Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of Common Stock Warrant included as Exhibit 1 to this Statement, the form of Registration Rights Agreement included as Exhibit 2 to this Statement, and the form of PECO Support Agreement included as Exhibit 3 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a)(b)	The information set forth and incorporated by reference in Item 3 is incorporated by reference herein.

As described in Item 3 above, this Statement relates to the sale of assets and the grant of certain exclusive rights by Delta and DEI, respectively, to PECO pursuant to the terms of the Asset Purchase Agreement and related Supply Agreement.

In addition to the transactions contemplated by the Asset Purchase Agreement, at Closing (as defined in the Asset Purchase Agreement), PECO and DEI will enter into the Supply Agreement under which DEI will grant PECO the right to purchase and incorporate modules and other components into PECO’s telecommunications systems and to market, promote and distribute the modules and other DEI technology in U.S. and Canadian markets. Such rights will be exclusive to PECO for a period of twenty-four (24) months. The Supply Agreement also provides that PECO and DEI may collaborate on developing additional technology with respect to system-level design and component-level design. The term of the Supply Agreement is 30 months.

Pursuant to the PECO Support Agreements, each of the PECO Support Agreement Stockholders has irrevocably appointed Delta, acting through two (2) appointed proxy holders, as such PECO Support Agreement Stockholders’ true and lawful proxy and sole attorney-in-fact with respect to certain prescribed matters related to the Asset Purchase Agreement. Accordingly, Delta has the limited right to vote or deliver a consent with respect to the PECO Common Stock beneficially owned by PECO Support Agreement Stockholders at any PECO stockholders meeting (and any adjournment or postponement thereof) or by any consensual action (i) in favor of the issuance of the Shares and the Warrant pursuant to the Asset Purchase Agreement, (ii) in favor of the Opt-Out Proposal (as defined in the Asset Purchase Agreement and discussed in Item 4(g)), (iii) in favor of the other transactions contemplated by the Asset purchase Agreement and in favor of any other matter that could reasonably be expected to facilitate consummation of the transactions contemplated by the Asset Purchase Agreement, (iv) against any change in a majority of the members of the Board of Directors of PECO, and (v) against any Adverse Transaction (as defined in the form of PECO Support Agreement). The PECO Support Agreement Stockholders may vote their shares of PECO Common Stock on all other matters. Each PECO Support Agreement terminates upon the earlier to occur of (x) the termination of the Asset Purchase Agreement in accordance with its terms; provided, however, that in the event the Asset Purchase Agreement is terminated by PECO pursuant to Section 7.1(g) thereof, the PECO Support Agreements shall remain in full force and effect for a period of six (6) months following the date of any such termination, and (b) the Closing Date (as defined in the Asset Purchase Agreement).

(c)	Not applicable.

(d)	Pursuant to the terms of the Asset Purchase Agreement, as of Closing (as defined therein), an individual designated by Delta shall be appointed to fill PECO’s current Class II vacancy on its Board of Directors. In this regard, as a further condition and inducement for Delta to enter into the Asset Purchase Agreement and in consideration thereof, Delta, PECO and certain significant stockholders of PECO, in their capacity as stockholders of PECO, have executed a Voting Agreement, to be effective as of Closing (as defined in the Asset Purchase Agreement), a copy of which is attached hereto as Exhibit 4 (the “Voting Agreement”), whereby Delta and each such stockholder (collectively, the “Voting Agreement Stockholders”) have agreed to vote all of the shares of PECO Common Stock beneficially owned by such Voting Agreement Stockholder at any PECO stockholders meeting or by any consensual action (i) in favor of electing, in the case of Delta, the individual designated by Delta to stand for election to serve on the PECO Board, and (ii) in favor of electing, in the case of PECO, the individuals nominated by PECO’s Board to stand for election to serve on the PECO Board. The Voting Agreement terminates upon the earlier of: (i) the written agreement of the Delta and PECO, (ii) the date Delta, or any of its affiliates (other than PECO), no longer holds shares of PECO Common Stock or rights to purchase such shares, representing at least five percent (5%) of the outstanding voting stock of PECO, (iii) the date Delta (alone, or together with any of its affiliates (other than PECO)) holds forty-five percent (45%) or greater of the then issued and outstanding voting capital stock of PECO, and (iv) the consummation of (x) any a tender offer, exchange offer, merger, consolidation or other business combination of PECO the result of which is that the stockholders of PECO (other than Delta and its affiliates in the case of a tender offer) immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction (or any direct or indirect parent or subsidiary thereof), or (y) the sale of all or substantially all of the assets of PECO. There is no shared voting power pursuant to the terms of the Voting Agreement.

(e)	Other than the issuance of the Shares and the Warrant pursuant to the Asset Purchase Agreement, not applicable.

(f)	Not applicable.

(g)	As a condition to closing the transactions contemplated by the Asset Purchase Agreement, the PECO stockholders must approve an amendment to its Code of Regulations to opt-out of the Ohio Control Share Acquisition Act (referred to in the Asset Purchase Agreement as the “Opt-Out Proposal”).

(h)-(j)	Not applicable.

References to, and descriptions of, the Asset Purchase Agreement and the Supply Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement and the Supply Agreement (attached as Exhibit A to the Asset Purchase Agreement) included as Exhibit 2.1 to the Form 8-K filed by PECO on October 19, 2005, which are incorporated by reference herein in their entirety where such references and descriptions appear.

References to, and descriptions of, the Warrant, the PECO Support Agreements and the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the form of Common Stock Warrant, the form of PECO Support Agreement and the form of Voting Agreement included as Exhibits 1, 3 and 4, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)(b)	The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

As a result of the PECO Support Agreements, Delta may be deemed to be the beneficial owner of at least 5,377,557 shares of PECO Common Stock. Such PECO Common Stock constitutes approximately 24.90% of the issued and outstanding shares of PECO Common Stock based on the number of shares of PECO Common Stock outstanding as of October 12, 2005. Delta may be deemed to have the shared power to vote such shares with respect to those matters described above. However, Delta (i) is not entitled to any rights as a stockholder of PECO as to the shares and (ii) disclaims any beneficial ownership of the shares of PECO Common Stock which are covered by the PECO Support Agreements.

To Delta’s knowledge, no person listed in Schedule A has an ownership interest in PECO.

Set forth on Schedule B hereto are the names of those stockholders of PECO that have entered into the PECO Support Agreements, and, to the knowledge of Delta, each of their respective present principal occupations or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the aggregate number of beneficially owned shares of PECO Common Stock of each such stockholder as of October 13, 2005.

(c)	On October 18, 2005, Mr. M.S. Huang, President of Delta Products Corporation, purchased 20,000 shares of PECO’s common stock in a series of open-market transactions effected through a broker, as follows (the settlement date for each of the following purchase transactions was October 21, 2005): 12,328 shares purchased at $1.50 per share; 6,872 shares purchased at $1.57 per share; 600 shares purchased at $1.49 per share; and 200 shares purchased at $1.52 per share. To the knowledge of Delta, as of the date hereof, no other transactions in the class of securities reported have been effected by any person named pursuant to Item 2 during the past 60 days.

(d)	To the knowledge of Delta, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PECO Common Stock covered by the PECO Support Agreements.

(e)	Not applicable.

References to, and descriptions of, the PECO Support Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the PECO Support Agreement included as Exhibit 3 to this Statement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Other than the Asset Purchase Agreement and the exhibits thereto, including the Warrant, the Registration Rights Agreement, the PECO Support Agreements and the Voting Agreement, to the knowledge of Delta, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of PECO, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Form of Common Stock Warrant to be executed by Peco at the Closing (as defined in the Asset Purchase Agreement).

2.	Form of Registration Rights Agreement to be executed by Peco and Delta at the Closing (as defined in the Asset Purchase Agreement).

3.	Support Agreement and Irrevocable Proxy, dated as of October 13, 2005, among Delta Products Corporation, PECO II, Inc. and the stockholders of PECO listed on Exhibit A thereto.

4.	Voting Agreement, dated as of October 13, 2005, among Delta Products Corporation, PECO II, Inc. and the stockholders of PECO listed on Exhibit A-1 thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(l), agreement that the attached Schedule 13D is filed on behalf of the entity named below is hereby expressed:

Date: November 1, 2005

By: /s/ M.S. HUANG
Name /Title:	M.S. Huang
President
Delta Products Corporation

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DELTA PRODUCTS CORPORATION

The following table sets forth the name and citizenship, business address and present principal occupation or employment of each executive officer and director of Delta Products Corporation. Each person set forth on this Schedule A is a United States citizen. The business address of each person set forth on this Schedule A is: c/o Delta Products Corporation, 4405 Cushing Parkway, Fremont, CA 94538.

Name of Executive Officer	Title and Present Principal Occupation
M.S. Huang	President and Chief Executive Officer

Yao C.H. Chou	Sr. VP Corporate Administration and Secretary

Sheryl Chen	Chief Financial Officer

Name of Director	Title and Present Principal Occupation
M.S. Huang	President and Chief Executive Officer

Yao C.H. Chou	Sr. VP Corporate Administration and Secretary

Graham Hunter	VP Sales/Marketing, Power Systems

SCHEDULE B

PECO II, INC. STOCKHOLDERS PARTY TO PECO SUPPORT AGREEMENTS

The following table sets forth the name, current business address and present principal occupation or employment of each stockholder of PECO II, Inc. that has entered into a PECO Support Agreement in connection with the Asset Purchase Agreement, as well as the aggregate number of beneficially owned shares of PECO Common Stock of each such stockholder as of October 13, 2005. Except as otherwise indicated below, each stockholder set forth on this Schedule B is an employee of PECO II, Inc. and is a U.S. citizen. Except as otherwise indicated below, the business address of each such person is c/o 1376 State Route 598, Galion, Ohio, 44833.

Name	Present Principal Occupation or Employment	Beneficially Owned Shares
Matthew P. Smith	Member of the Board of Directors of PECO	183,407

Matthew P. Smith and Linda H. Smith	Mr. Smith is a member of the Board of Directors of PECO; Mrs. Smith is retired	1,441,950 (shared voting)

Ashwood I, LLC (ATTN: Matthew P. Smith)	Mr. Smith is a member of the Board of Directors of PECO	1,000,000 (shared voting)

Ashwood II, LLC (ATTN: Matthew P. Smith)	Mr. Smith is a member of the Board of Directors of PECO	500,000 (shared voting)

Green Family Trust 03/16/1995, James L. Green and M. Janet Green, Trustees	Mr. Green is a member of the Board of Directors of PECO; Mrs. Green is retired	2,177,200 (shared voting)

Jim Green & Mary Green TR UA 05/09/01 Green Charitable Trust	Mr. Green is a member of the Board of Directors of PECO; Mrs. Green is retired	75,000 (shared voting)